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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

                OMB Approval
OMB Number                         3235-0287
Expires:                  September 30, 1998
Estimated average burden
hours per response ...............        .5

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
   Harper         David           Martin                8x8, Inc.-EGHT                          to Issuer
---------------------------------------------  ----------------------------------------------     Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for   ----               ---
   2445 Mission College Blvd.                     Number of Reporting        Month/Year       X   Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         February 1998   ----         title ---       below)
                 (Street)                                                 ------------------              below)
                                                                          5. If Amendment,        Vice President European Operations
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
  Santa Clara        CA            95054                                                      7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      2/2/98   P      V       1,661    A(1)    $5.53                                D
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Common Stock                      2/2/98   S              1,661    D(1)    $6.56                                D
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Common Stock                      2/2/98   S              7,000    D       $6.00                                D
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                                                                         Total:          215,400(2)             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)

(1) These shares were acquired under the 8x8, Inc. Employee Stock Purchase Plan.

(2) Includes 82,400 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses with repect to 1/48th of such shares each month after June 24, 1996 as long as Mr. Harper remains an employee or consultant of the
    Company.
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


FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                30,000                    D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ DAVID HARPER                3/4/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                          Page 2
                                                                                                                 SEC 1474 (7/96)
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